October 1, 2004

Via Facsimile and U.S. Mail

Martin R. Bring, Esq.
Anderson Kill & Olick, P.C.
1251 Avenue of the Americas
New York, New York 10020-1182

RE:	Gristede`s Foods, Inc.
	Schedule 13E-3 filed on September 10, 2004
	File No. 5-30124

Dear Mr. Bring:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why any comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3
Summary, page 2
Primary Benefits to and Impacts on the Unaffiliated Stockholders, page 3
1. Please quantify the premium to be paid to stockholders in terms of a percentage. Please make this revision throughout the document.

Selected Consolidated Financial Data of Gristede`s, page 4
2. Please revise this section to include the complete information required by Item 1010(c) of Regulation M-A.

The Parties, page 5
3. Please disclose the amount of equity interest each of the parties in this section will contribute to Mergerco in the offer. Please also identify who controls each of the entities in this section.

Background of the Merger, page 6
4. Please disclose the price of the common stock on the last trading day prior to announcement.

5. Please describe on what basis the Board determined that Mr.
Catsimatidis` offer appeared sincere and credible.

6. Please expand the disclosure in this section to describe in more detail the deliberations of the Special Committee and the Board of Directors. You should describe each meeting at which the proposed transaction was discussed and when each meeting took place.

Fairness of the Merger, page 6
7. The substantive fairness determination by the board of directors must address, at a minimum, the applicable factors listed in Instruction 2 to Item 1014. The board of directors may choose to perform each of the analyses themselves or adopt the fairness analyses of another party, such as the Special Committee, provided their analysis addresses each of the enumerated factors. If the Special Committee has not performed the underlying analyses they may adopt the analyses of another party, such as the financial advisor.

8. We note the disclosure that the board of directors believes the processes surrounding the merger were procedurally fair. Please disclose whether the board of directors believe the transaction itself, is procedurally fair to unaffiliated shareholders. As part of your disclosure you should discuss whether you think the transaction is procedurally fair despite the apparent lack of the safeguards described in Item 1014 (c) and (d) of Regulation M-A.

9. Please disclose whether the members of the Special Committee are receiving any fees for their service in connection with the transaction.

10. Please quantify the amount your costs have increased in order to comply with the Sarbanes-Oxley Act.

11. Please tell us whether you considered your lack of ability to solicit other bids as a negative factor in that the consideration being offered is not the result of an auction process that may have resulted in a higher price.

12. Please disclose whether the board considered the fact that the market price of the common stock in the past year has been higher than the offer price.

13. Please revise the Catsimatidis Group`s fairness determination to specifically state whether they believe the transaction is substantively and procedurally fair to the unaffiliated stockholders of the company. If the Catsimatidis Group did not independently produce the analyses listed in Instruction 2 to Item 1014 and address the safeguards identified in Items 1014 (c), (d), and (e), then they may adopt the analyses of another party. If one or more of the factors are not present they should state whether the transaction is substantively and procedurally fair despite the lack of the enumerated safeguard.

Fairness Opinion of Brooks, Houghton Securities, Inc.
14. Please file as an exhibit to the Schedule 13E-3 any written materials supplied to the board of directors or special committee by the financial advisor, such as a board book.

Merger Consideration in relation to prices of comparable publicly traded stocks, page 11
15. Please disclose whether the fact that the selected companies are not comparable to Gristede`s in terms or revenues, profit, market capitalization and enterprise value detracts from the results of this analysis. If not, please explain why.

16. Please present the results of this method in tabular form to ease the ability to compare the results obtained.

Comparison of the Merger Consideration to comparable M&A offers, page
12
17. Please disclose the transactions used in this analysis, including the size of the transactions and the date each was completed.

Value of Gristede`s implied by the net present value of future cash flows, page 12
18. Please disclose the projections that were supplied to the fairness advisor by management and highlight the adjustments that were made to the projections by Brooks, Houghton. Please also disclose whether Mr. Catsimatidis participated in the preparation of the projections, and if so, please highlight this potential conflict.

Benefits and Other Impacts of the Merger, page 13
19. We note from Note 7 to the financial statements in the Form
10-K
for the fiscal year ended November 30, 2003 that you have net operating loss carryforwards of approximately $28.6 million. Please disclose, if true, that the surviving company will be able to utilize
that net operating loss carryforward.  See Instruction 2 to Item
1013
of Regulation M-A.


Interests of Certain Persons in the Merger; Certain Relationships, page 14
20. Please identify the actual and potential conflicts of interest on
Gristede`s management in connection with the merger.

Certain Effects of the Merger
21. Please disclose the effect of the transaction to the each affiliate`s interest in net book value and net earnings of the company in terms of both percentages and dollar amounts. See
Instruction 3 to Item 1013 of Regulation M-A.

Available Information, page 27
22. Please note that the SEC regional offices no longer provide public reference services. Therefore, please delete the reference to the Chicago regional office.

Closing Comments

	Please file an amended Schedule 13E-3 in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See Rule 310 of Regulation S-
T. In addition, please furnish a cover letter that keys your responses to our comments and provides any supplemental information we requested. This comment letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the issuer, its management and its affiliates are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company or affiliate acknowledging that:

* The company or affiliate is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company or affiliate may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

	Please direct any questions regarding the comments to me in the
Office of Mergers and Acquisitions at (202) 942-2948. In my absence, during the week of October 4 through October 8, you may contact
Chris
Edwards at (202) 942-2842.

Sincerely,


Nicholas P. Panos
Special Counsel
Office of Mergers & Acquisitions

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Gristede's Foods, Inc.
Schedule 13E-3
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE